Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-166850
Prospectus Supplement No. 8
(to Prospectus dated July 14, 2010)

UNIGENE LABORATORIES, INC.

80,760,650 Shares of Common Stock

This prospectus supplement no. 8 supplements the prospectus dated July 14, 2010, as supplemented by prospectus supplement no. 1 dated July 23, 2010, prospectus supplement no. 2 dated August 10, 2010, prospectus supplement no. 3 dated September 9, 2010, prospectus supplement no. 4 dated September 15, 2010, prospectus supplement no. 5 dated September 28, 2010, prospectus supplement no. 6 dated October 21, 2010 and prospectus supplement no. 7 dated November 9, 2010  (collectively, the “Supplements”), each of which forms a part of our registration statement on Form S-1 (Registration Statement 333-166850).

This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our current reports on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2010 (the “Reports”).  Accordingly, we have attached the Reports to this prospectus supplement.

The prospectus and the Supplements relate to the sale of up to 80,760,650 shares of Unigene Laboratories, Inc. common stock, par value $.01 per share, by the entities named in the “Selling Stockholder” section of the prospectus (as supplemented), of which 72,114,836 shares will be issuable upon the conversion of senior secured convertible notes held by those entities and the balance of which are currently held of record by Victory Park Credit Opportunities Master Fund, Ltd.  We will not receive any proceeds from the sale of our shares by either selling stockholder.

Our common stock is quoted in the OTC Bulletin Board under the symbol “UGNE.” On December 10, 2010, the last reported closing price of our common stock was $0.48 per share. These over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

You should read the prospectus and the Supplements carefully before you invest. Please refer to “Risk Factors” on page 7 of the prospectus for a discussion of the material risks involved in investing in the shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 13, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
December 13, 2010

Unigene Laboratories, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-16005	22-2328609
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

81 Fulton Street, Boonton, New Jersey		07005
(Address of principal executive offices)		(Zip Code)

(973) 265-1100
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01  Entry into a Material Definitive Agreement.

On December 10, 2010 (the “Effective Date”), Unigene Laboratories, Inc. (the “Company”) entered into an Amended and Restated License Agreement (the “Amended License Agreement”) by and between the Company and GlaxoSmithKline LLC (formerly known as SmithKline Beecham Corporation) (“GSK”).  Under the terms of the Amended License Agreement, on the Effective Date, the Company will be eligible to receive milestone payments of up to $142 million including an upfront payment of $4 million and an additional $4 million payment upon completion of Phase II patient enrollment and further payments based on the achievement of regulatory and commercialization milestones.

As disclosed on a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 17, 2010, the Company entered into an Amended and Restated Financing Agreement (the “Restated Financing Agreement”), by and among the Company, Victory Park Management, LLC, as administrative agent and collateral agent (“Victory Park”), and the Lenders party thereto.

In connection with the Amended License Agreement described above, on the Effective Date, the Company entered into a Forbearance Agreement (the “Forbearance Agreement”) with Victory Park, as agent, and the Secured Parties named therein, pursuant to which Victory Park and each of the Secured Parties agreed to forbear, during the Forbearance Period (as defined below), from exercising their rights and remedies with respect to any future event of default under the Restated Financing Agreement as a result of the Company’s breach of either of the following financial covenants:  (i) maintenance of an aggregate cash balance of not less than $2,500,000 or (ii) permitting the Company’s consolidated cash flow (a) to be less than $2,000,000 on the last day of any fiscal quarter or (b) to be less than $7,000,000 in the aggregate on the last day of any three consecutive fiscal quarters.  The forbearance period (the “Forbearance Period”) begins on the Effective Date and will terminate upon the earliest to occur of (i) the termination of the Amended License Agreement, (ii) June 30, 2012 (or such later date as the parties may agree in writing), (iii) GSK’s failure to pay the Company certain  specified amounts (the “Required Payment”) pursuant to the Amended License Agreement, or (iv) the date when the Company (a) repudiates or asserts a defense to any obligation or liability under the Forbearance Agreement or any Transaction Document (as defined in the Restated Financing Agreement) or (b) makes or pursues a claim against Victory Park or any Secured Party named in the Forbearance Agreement.

In connection with entering into the Forbearance Agreement, on the Effective Date, the Company also entered into a Letter Agreement with Victory Park and the Secured Parties named therein (the “Side Agreement” and together with the Forbearance Agreement, the “Victory Park Agreements”), pursuant to which (i) the Company agreed to reduce the Maximum Permitted Redemption Amount (as defined in the Restated Financing Agreement) by $3,000,000 from $13,642,472.50 to $10,642,472.50, and (ii) Victory Park agreed to waive certain mandatory prepayments required pursuant to the Restated Financing Agreement in connection with (a) a sale of the Company’s real property located at 110 Little Falls Road, Fairfield, New Jersey, (b) a sale of the Company’s joint venture interest in Unigene Biotechnology Co., Ltd., (c) any tax refunds or credits which the Company receives or (d) payment to the Company of the Required Payment.

  Except for their status as contractual documents that establish and govern the legal relations among the parties thereto with respect to the transactions described in this Current Report on Form 8-K, neither the Amended License Agreement nor the Victory Park Agreements (collectively, the “Agreements”) is intended to be a source of factual, business or operational information about the parties.

The representations, warranties, covenants and agreements made by the parties in the Agreements are made as of specific dates.  The assertions embodied in those representations and warranties were made for purposes of the Agreements and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Agreements.  In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts.

The descriptions of the Amended License Agreement and the Victory Park Agreements above do not purport to be complete and are qualified in their entirety by reference or to documents that will be filed by the Company in the future in accordance with the Securities Exchange Act of 1934, as amended.  A copy of the press release issued by the Company announcing the Amended License Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Section 9 – Financial Statements and Exhibits

Item 9.01  Financial Statements and Exhibits.

 (d) Exhibits.

Exhibit No.	Document Description
99.1	Press Release, dated December 13, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIGENE LABORATORIES, INC.

By:	/s/ Gregory T. Mayes
Gregory T. Mayes, Vice President
Corporate Development & General Counsel

Date: December 13, 2010

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated December 13, 2010

Exhibit 99.1

Unigene to Advance Phase 2 Development of Oral PTH Program by Entering into an Amended and Restated Exclusive Worldwide License Agreement with GSK

-Phase 2 study for treatment of osteoporosis in postmenopausal women expected to commence in Q1 2011; Unigene to receive $4M upfront for development costs and $4M upon completion of Phase 2 patient enrollment-

December 13, 2010 –BOONTON, N.J. -- (BUSINESS WIRE) -- Unigene Laboratories, Inc. (OTCBB: UGNE) today announced that the Company entered into an amended and restated exclusive worldwide license agreement with GlaxoSmithKline (GSK) to develop and commercialize an oral formulation of a recombinantly produced parathyroid hormone (PTH) analog for the treatment of osteoporosis in postmenopausal women and plans to initiate a Phase 2 study in the first quarter of 2011.

Under the terms of the amended and restated agreement, Unigene will conduct the Phase 2 study and will be eligible to receive the remaining milestone payments of up to $142M including an upfront payment of $4M, an additional $4M payment upon completion of Phase 2 patient enrollment and further payments based on the achievement of regulatory and commercialization milestones.  In addition, Unigene is eligible to receive tiered low double-digit royalties on global sales.  Once the Phase 2 study has been completed and based on a review of the data, GSK may elect to assume responsibility for all future development and commercialization of the product.

In April 2002, GSK and Unigene signed the original exclusive worldwide license agreement to develop and commercialize the oral PTH program for osteoporosis with potential payments totaling approximately $150M upon the successful achievement of development and commercialization milestones.  Prior to the revised agreement, an aggregate of $8M in up-front and milestone payments were made to Unigene.  In addition, Unigene was entitled to reimbursement for development expenses, as well as tiered low double-digit royalties on global sales.

Ashleigh Palmer, Chief Executive Officer of Unigene Laboratories, Inc., said, “Over the past several months we have been focused on multiple strategic imperatives, including working closely with GSK on prioritizing the advancement of our oral PTH Phase 2 program for osteoporosis.”  Palmer continued, “The completion of our amended agreement with GSK provides a clear path forward for the PTH program and is a significant milestone for Unigene.  This is a strong validation of our new management team’s commitment to our strategy and our ability to deliver results.  Importantly, we now have the financial resources needed to continue to advance our oral PTH program.  We are thrilled to be continuing our collaboration with GSK to advance our oral PTH program while leveraging their impressive global clinical, regulatory and commercial expertise.”

About the Oral PTH Phase 2 Study
Unigene plans to initiate the Phase 2 oral PTH study in the first quarter of 2011. This multicenter, double blind, randomized, repeat dose placebo controlled study will include an open label comparator arm and will evaluate approximately 90 postmenopausal osteoporotic women for a period of 24 weeks.  The primary endpoint will be an increase in bone mineral density in subjects at 24 weeks compared to baseline.  Patient enrollment for this study is expected to be completed in the first half of 2011.

About Osteoporosis
Osteoporosis is a disease in which bones become brittle and so are more likely to break. In osteoporotic women and men, the density and quality of bone are reduced, leading to deterioration of the skeleton and increased risk of fracture. It's often diagnosed only after an osteoporosis-related fracture happens because prior to such an event, the patient has no outward signs or symptoms. The disease has a significant impact on patients' quality of life and it is estimated that one in three women and one in five men over the age of 50 will develop osteoporosis during their lifetimes.

The prevalence of osteoporosis is growing as the number of post-menopausal women rises, along with the general increase in life expectancy. Osteoporosis affects an estimated 75 million people in Europe, the US and Japan. In women over 45, osteoporosis accounts for more days spent in hospital than many other diseases, including diabetes, heart attack and breast cancer. There is currently no cure for osteoporosis, but available treatments can strengthen bones and help reduce the risk of fractures.

Source:  International Osteoporosis Foundation

About Unigene Laboratories, Inc.
Unigene Laboratories, Inc. is a leader in the design, delivery, manufacture and development of peptide-based therapeutics. The Company is building a robust portfolio of proprietary partnerships in this expanding drug class based on its Peptelligence™ platform. Peptelligence encompasses extensive intellectual property covering delivery and manufacturing technologies, unsurpassed research and development expertise, and proprietary know-how representing a genuine distinctive competence. Core Peptelligence assets include proprietary oral and nasal peptide delivery technologies, and proprietary, high-yield, scalable and reproducible E. coli-based manufacturing technologies.

Unigene’s technologies have extensive clinical and partner validation. The Company’s first product to market, Fortical®, a nasal calcitonin product, received FDA approval in 2005 and is marketed in the U.S. by Upsher-Smith for the treatment of postmenopausal osteoporosis. Pivotal clinical programs include an oral calcitonin licensed to Tarsa Therapeutics, now in Phase 3 testing for the treatment of osteoporosis. In addition, Unigene has a manufacturing license agreement with Novartis, which is completing three Phase 3 studies of oral calcitonin for the treatment of osteoporosis and osteoarthritis.

For more information about Unigene, please visit http://www.unigene.com. For information about Fortical, please visit http://www.fortical.com.

Safe Harbor statements under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements, including with respect to clinical studies of one of our licensees. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors. These known and unknown risk factors include, but are not limited to: the delay in obtaining or the failure to obtain regulatory approvals for our products and the products of our licensees that may generate royalty and milestone payments to us, our ability to achieve product sales and royalties, competition, our dependence on other companies to commercialize, manufacture and sell products using our technologies, the ability of our products to gain market acceptance and increase market share, the uncertainty of results of animal and human testing, the risk of product liability and liability for human clinical trials, our dependence on patents and other proprietary rights and the risks associated with patent litigation, dependence on key management officials, the availability and cost of capital, the availability of qualified personnel, changes in, or the failure to comply with, governmental regulations, general economic and business conditions, our history of losses and ability to achieve profitability, litigation and other risk factors discussed in our Securities and Exchange Commission ("SEC") filings, including our annual report on Form 10-K and our quarterly reports on Form 10-Q. Words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," and variations of these words (or negatives of these words) or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. In addition, any statements that refer to expectations, projections, contingencies, goals, targets or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements and are not statements of historical fact. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we are under no obligation to publicly update or revise any forward-looking statements after the date of this release.

Contacts:
Unigene Laboratories, Inc.
Jenene Thomas
VP, Investor Relations and Corporate Communications
Email:  jthomas@unigene.com
Direct:  973-265-1107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
December 13, 2010

Unigene Laboratories, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-16005	22-2328609
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

81 Fulton Street, Boonton, New Jersey		07005
(Address of principal executive offices)		(Zip Code)

(973) 265-1100
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01  Entry into a Material Definitive Agreement.

On December 13, 2010, Unigene Laboratories, Inc. issued a press release announcing that it has entered into an Amended and Restated License Agreement by and between the Company and GlaxoSmithKline. In accordance with General Instruction B.2 of Form 8-K, the information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Section 9 - Financial Statements and Exhibits

Item 9.01  Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Document Description
99.1	Press Release dated December 13, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIGENE LABORATORIES, INC.

By:	/s/ Gregory T. Mayes
Gregory T. Mayes, Vice President
Corporate Development and General Counsel

Date: December 13, 2010

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated December 13, 2010

Exhibit 99.1

Unigene to Advance Phase 2 Development of Oral PTH Program by Entering into an Amended and Restated Exclusive Worldwide License Agreement with GSK

-Phase 2 study for treatment of osteoporosis in postmenopausal women expected to commence in Q1 2011; Unigene to receive $4M upfront for development costs and $4M upon completion of Phase 2 patient enrollment-

December 13, 2010 –BOONTON, N.J. -- (BUSINESS WIRE) -- Unigene Laboratories, Inc. (OTCBB: UGNE) today announced that the Company entered into an amended and restated exclusive worldwide license agreement with GlaxoSmithKline (GSK) to develop and commercialize an oral formulation of a recombinantly produced parathyroid hormone (PTH) analog for the treatment of osteoporosis in postmenopausal women and plans to initiate a Phase 2 study in the first quarter of 2011.

Under the terms of the amended and restated agreement, Unigene will conduct the Phase 2 study and will be eligible to receive the remaining milestone payments of up to $142M including an upfront payment of $4M, an additional $4M payment upon completion of Phase 2 patient enrollment and further payments based on the achievement of regulatory and commercialization milestones.  In addition, Unigene is eligible to receive tiered low double-digit royalties on global sales.  Once the Phase 2 study has been completed and based on a review of the data, GSK may elect to assume responsibility for all future development and commercialization of the product.

In April 2002, GSK and Unigene signed the original exclusive worldwide license agreement to develop and commercialize the oral PTH program for osteoporosis with potential payments totaling approximately $150M upon the successful achievement of development and commercialization milestones.  Prior to the revised agreement, an aggregate of $8M in up-front and milestone payments were made to Unigene.  In addition, Unigene was entitled to reimbursement for development expenses, as well as tiered low double-digit royalties on global sales.

Ashleigh Palmer, Chief Executive Officer of Unigene Laboratories, Inc., said, “Over the past several months we have been focused on multiple strategic imperatives, including working closely with GSK on prioritizing the advancement of our oral PTH Phase 2 program for osteoporosis.”  Palmer continued, “The completion of our amended agreement with GSK provides a clear path forward for the PTH program and is a significant milestone for Unigene.  This is a strong validation of our new management team’s commitment to our strategy and our ability to deliver results.  Importantly, we now have the financial resources needed to continue to advance our oral PTH program.  We are thrilled to be continuing our collaboration with GSK to advance our oral PTH program while leveraging their impressive global clinical, regulatory and commercial expertise.”

About the Oral PTH Phase 2 Study
Unigene plans to initiate the Phase 2 oral PTH study in the first quarter of 2011. This multicenter, double blind, randomized, repeat dose placebo controlled study will include an open label comparator arm and will evaluate approximately 90 postmenopausal osteoporotic women for a period of 24 weeks.  The primary endpoint will be an increase in bone mineral density in subjects at 24 weeks compared to baseline.  Patient enrollment for this study is expected to be completed in the first half of 2011.

About Osteoporosis
Osteoporosis is a disease in which bones become brittle and so are more likely to break. In osteoporotic women and men, the density and quality of bone are reduced, leading to deterioration of the skeleton and increased risk of fracture. It's often diagnosed only after an osteoporosis-related fracture happens because prior to such an event, the patient has no outward signs or symptoms. The disease has a significant impact on patients' quality of life and it is estimated that one in three women and one in five men over the age of 50 will develop osteoporosis during their lifetimes.

The prevalence of osteoporosis is growing as the number of post-menopausal women rises, along with the general increase in life expectancy. Osteoporosis affects an estimated 75 million people in Europe, the US and Japan. In women over 45, osteoporosis accounts for more days spent in hospital than many other diseases, including diabetes, heart attack and breast cancer. There is currently no cure for osteoporosis, but available treatments can strengthen bones and help reduce the risk of fractures.

Source:  International Osteoporosis Foundation

About Unigene Laboratories, Inc.
Unigene Laboratories, Inc. is a leader in the design, delivery, manufacture and development of peptide-based therapeutics. The Company is building a robust portfolio of proprietary partnerships in this expanding drug class based on its Peptelligence™ platform. Peptelligence encompasses extensive intellectual property covering delivery and manufacturing technologies, unsurpassed research and development expertise, and proprietary know-how representing a genuine distinctive competence. Core Peptelligence assets include proprietary oral and nasal peptide delivery technologies, and proprietary, high-yield, scalable and reproducible E. coli-based manufacturing technologies.

Unigene’s technologies have extensive clinical and partner validation. The Company’s first product to market, Fortical®, a nasal calcitonin product, received FDA approval in 2005 and is marketed in the U.S. by Upsher-Smith for the treatment of postmenopausal osteoporosis. Pivotal clinical programs include an oral calcitonin licensed to Tarsa Therapeutics, now in Phase 3 testing for the treatment of osteoporosis. In addition, Unigene has a manufacturing license agreement with Novartis, which is completing three Phase 3 studies of oral calcitonin for the treatment of osteoporosis and osteoarthritis.

For more information about Unigene, please visit http://www.unigene.com. For information about Fortical, please visit http://www.fortical.com.

Safe Harbor statements under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements, including with respect to clinical studies of one of our licensees. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors. These known and unknown risk factors include, but are not limited to: the delay in obtaining or the failure to obtain regulatory approvals for our products and the products of our licensees that may generate royalty and milestone payments to us, our ability to achieve product sales and royalties, competition, our dependence on other companies to commercialize, manufacture and sell products using our technologies, the ability of our products to gain market acceptance and increase market share, the uncertainty of results of animal and human testing, the risk of product liability and liability for human clinical trials, our dependence on patents and other proprietary rights and the risks associated with patent litigation, dependence on key management officials, the availability and cost of capital, the availability of qualified personnel, changes in, or the failure to comply with, governmental regulations, general economic and business conditions, our history of losses and ability to achieve profitability, litigation and other risk factors discussed in our Securities and Exchange Commission ("SEC") filings, including our annual report on Form 10-K and our quarterly reports on Form 10-Q. Words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," and variations of these words (or negatives of these words) or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. In addition, any statements that refer to expectations, projections, contingencies, goals, targets or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements and are not statements of historical fact. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we are under no obligation to publicly update or revise any forward-looking statements after the date of this release.

Contacts:
Unigene Laboratories, Inc.
Jenene Thomas
VP, Investor Relations and Corporate Communications
Email:  jthomas@unigene.com
Direct:  973-265-1107